Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this annual report on Form 20-F of (i) our report dated May 25, 2016 relating to the statements of financial position of Royal Standards Minerals Inc. as of January 31, 2016 and 2015, and the related statements of operations, comprehensive loss, changes in shareholders' deficiency and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information and (ii) our report dated May 22, 2015 relating to the consolidated statements of financial position of Royal Standards Minerals Inc. as of January 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders' deficiency and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Signed:

Mississauga, Ontario

June 14, 2016